UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 14 March 2023, London UK

China National Medical Products Administration accepts regulatory submission for Nucala (mepolizumab) in severe eosinophilic asthma

GSK plc (LSE/NYSE: GSK) today announced that the China National Medical Products Administration has accepted for review a new drug application for Nucala (mepolizumab) as an add-on maintenance treatment for severe eosinophilic asthma (SEA). If approved, Nucala would be the first targeted anti-Interleukin-5 (IL-5) treatment in China for adult and adolescent patients with this condition.

The application is based on positive data from a phase III trial among Chinese patients1 and the global SEA development programme, which included three key clinical trials - DREAM2, MENSA3 and SIRIUS4 - that established the efficacy and safety profile of mepolizumab for severe eosinophilic asthma patients. The 52-week phase III trial in Chinese patients studied the effect of mepolizumab as adjunctive therapy in patients with SEA with a primary endpoint of reduction, relative to placebo, in the annual rate of clinically significant exacerbations.1 The efficacy and safety of mepolizumab in the Chinese population were shown to be consistent with that in a non-Chinese population with SEA.2-5

Asthma affects an estimated 46 million adults in China, with 6% experiencing severe asthma.6-8
Patients with SEA have an increased risk of exacerbations requiring hospitalisation or an increased likelihood of a potentially fatal asthma attack.9,10 Guidelines for bronchial asthma prevention and management (2020 edition) from the Asthma group of the Chinese Thoracic Society reference the current unmet need among Chinese patients with SEA.11

Nucala is currently approved in China for use in adults with eosinophilic granulomatosis with polyangiitis (EGPA) and was included on the National Reimbursement Drug List in January 2023. However, Nucala is not currently approved in China for the treatment of SEA.

About Nucala (mepolizumab)
First approved in 2015 for SEA in the US, Nucala is the first-in-class monoclonal antibody to target IL-5. It is believed to work by preventing IL-5 from binding to its receptor on the surface of eosinophils, reducing blood eosinophils and maintaining them within normal levels.12

Nucala has been studied in over 4,000 patients in 41 clinical trials across several eosinophilic indications and was the first treatment approved in the US across four eosinophil-driven diseases: SEA, EGPA, hypereosinophilic syndrome and chronic rhinosinusitis with nasal polyps. Nucala has been approved in the US, the European Union and over 25 other markets as an add-on maintenance treatment for patients with SEA.

About severe eosinophilic asthma
Severe asthma is defined as asthma which requires treatment with high-dose inhaled corticosteroids plus a second controller (and/or systemic corticosteroids) to prevent it from becoming 'uncontrolled' or which remains 'uncontrolled' despite this therapy.2-5 Severe asthma patients can also be categorised by long-term oral corticosteroid use. In a sub-set of severe asthma patients, the over-production of eosinophils (a type of white blood cell) is known to cause inflammation in the lungs; this is known as SEA.2-5 IL-5 is the leading promoter of eosinophil growth, activation and survival and provides an essential signal for the movement of eosinophils from the bone marrow into the lung. The majority (up to 80%) of severe asthma patients are eosinophilic, according to a real-world observational study13.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, GSK's Q4 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

References

1.    A Safety and Efficacy Study of Mepolizumab in Subjects With Severe Asthma (NCT03562195) available at A Safety and Efficacy Study of Mepolizumab in Subjects With Severe Asthma - Full Text View - ClinicalTrials.gov last accessed February 2023
2.    Pavord, I. D. et al. Mepolizumab for severe eosinophilic asthma (DREAM): a multicentre, double-blind, placebo-controlled trial. The Lancet. 2012. 380, ISSUE (9842) 651-659
3.    Ortega, H.G et al Mepolizumab Treatment in Patients with Severe Eosinophilic Asthma. N Engl J Med 2014; 371:1198-1207
4.    Bell, E.H. et al. Oral Glucocorticoid-Sparing Effect of Mepolizumab in Eosinophilic Asthma. N Engl J Med 2014; 371:1189-1197. DOI: 10.1056/NEJMoa1403291
5.    Chupp GL, et al. Efficacy of mepolizumab add-on therapy on health-related quality of life and markers of asthma control in severe eosinophilic asthma
(MUSCA): a randomised, double-blind, placebo-controlled, parallel group, multicentre, phase 3b trial. Lancet Respir Med. 2017;5(5):390-400. Su N, et. al. Chin J Intern Med.2016, 55(12):917-921.
6.    Huang K, Yang T, Xu J, et al. Prevalence, risk factors, and management of asthma in China: a national cross-sectional study. Lancet. 2019; 394:407-418.
7.    Ding B, Small M, Wang W, et al. The disease burden of mild asthmatics in China. European Respiratory Journal. 2016; 48 (suppl 60): PA4208
8.    National Heart, Lung, and Blood Institute. Guidelines for the Diagnosis and Management of Asthma (EPR-3). [Online]. Available at: https://www.nhlbi.nih.gov/health-topics/guidelines-for-diagnosis-management-of-asthma. [Accessed February 2023]
9.    Ambrosino, N and Paggiaro, P. The management of asthma and chronic obstructive pulmonary disease: current status and future perspectives Expert Rev. Respir. Med. 6(1), 117-127 (2012)2012;
10.  Antonicelli, L et al. Asthma severity and medical resource utilisation. Eur Respir J 2004; 23: 723-729
11.  China Asthma Guideline 2020 支气管哮喘防治指南(2020年版). 中华结核和呼吸杂志, 43(12), 26
12.  European summary of product characteristics available at https://www.ema.europa.eu/en/documents/product-information/nucala-epar-product-information_en.pdf last accessed February 2023
13.  Azim A, et al. Clinical evaluation of type 2 disease status in a real-world population of difficult to manage asthma using historic electronic healthcare records of blood eosinophil counts. Clin Exp Allergy. 2021 Jun;51(6):811-820.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 14, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc